November 3, 2006

Dear Shareholder:

ENERGY METALS CORPORATION. (the “Company”)

Request for Printed Copies of Annual and Interim Financial Statements and MD&A

In accordance with National Instrument 51-102, Continuous Disclosure Obligations, the registered and beneficial owners of our shares may request a copy of our annual financial statements and management discussion and analysis (“MD&A”) for the annual financial statements, our interim financial statements and MD&A, or both.

If you wish to receive printed copies of any of these documents, please indicate your request by completing this form and returning it to:

ENERGY METALS CORPORATION
Suite 1238 – 200 Granville Street
Vancouver, BC Canada
V6C 1S4

As an alternative to receiving these financial statements and MD&A by mail, you may view them on the Company’s profile on SEDAR at www.sedar.com.

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REQUEST TO RECEIVE ANNUAL AND INTERIM FINANCIAL STATEMENTS AND MD&A
OF ENERGY METALS CORPORATION [the “Company”]

[ ]	A.	Please send me the annual financial statements and MD&A.

[ ]	B.	Please send me the interim financial statements and MD&A.

[ ]	C.	Please send me both A and B.

Preferred method of communication

[ ]	Email ____________________________________________	[ ]	Mail
Email Address

I confirm that I am a registered and/or beneficial holder of shares of the Company.

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Signature

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Name of Shareholder - Please Print

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Address

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Postal Code

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Name and title of person signing, if different from
name above